

First Quarter Report
March 31, 2010





2010 FIRST QUARTER REPORT

TO OUR SHAREHOLDERS

Imperial's comparative financial results for the three months ended March 31, 2010 and March 31, 2009 are summarized below and discussed in detail in the Management's Discussion and Analysis.

	Three Months Ended Mar 31	
(unaudited) in thousands except per share amounts	2010	2009
Revenues	$69,371	$34,898
Operating Income	$1,939	$2,593
Net Loss	$(2,489)	$(7,338)
Net Loss Per Share	$(0.07)	$(0.23)
Adjusted Net Income [1]	$6,852	$11,099
Adjusted Net Income Per Share [1]	$0.20	$0.35
Cash Flow [1]	$10,059	$4,687
Cash Flow Per Share [1]	$0.29	$0.15

Revenues were $69.4 million in the March 2010 quarter compared to $34.9 million in the 2009 quarter. There were two shipments of concentrate from the Mount Polley operations in the 2010 period compared to one shipment in the 2009 period. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

Operating income for the three months ended March 2010 decreased to $1.9 million from $2.6 million in the March 2009 quarter.

The Company recorded a net loss of $2.5 million in the March 2010 quarter compared to net loss of $7.3 million in the 2009 quarter. Adjusted net income in the quarter was $6.9 million or $0.20 per share, versus $11.1 million or $0.35 per share in the March 2009 quarter. Adjusted net income is calculated by removing the unrealized gains and losses, net of related income taxes, resulting from mark to market revaluation of copper and foreign exchange hedging and removing the unrealized share based compensation expense, net of taxes. Adjusted net income is not a term recognized under generally accepted accounting principles however it does show the current period financial results excluding the effect of items not settling in the current period.

Losses on derivative instruments were $1.1 million in the March 2010 quarter compared to losses of $12.2 million in the March 2009 quarter including unrealized net gains on copper and currency derivatives of $0.5 million in the March quarter compared to unrealized losses of $26.3 million in the March 2009 quarter when copper prices increased significantly. The Company realized losses of $1.5 million on copper and currency derivatives in the March 2010 quarter compared to gains of $14.1 million in the 2009 quarter when copper prices were recovering from the lows of 2008.

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[1] Adjusted Net Income, Adjusted Net Income Per Share, Cash Flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail in the Management's Discussion and Analysis under the heading Adjusted Net Income. Cash Flow is defined as cash flow from operations before net change in working capital balances. Adjusted Net Income and Cash Flow Per Share are the same measures divided by the weighted average number of common shares outstanding during the period.

The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Cash flow increased to $10.0 million in the March 2010 quarter compared to $4.7 million in the 2009 quarter. The $5.3 million increase is primarily the result of improved operating margins at Mount Polley and Huckleberry mines.

Capital expenditures increased to $8.8 million from $4.5 million in the comparative 2009 quarter. Expenditures in the March 2010 quarter were financed from cash flow from the Mount Polley and Huckleberry mines. In addition, in the March 2010 quarter the Company purchased $0.8 million of mobile mining equipment financed by long term debt. At March 31, 2010 the Company had $25.6 million in cash, cash equivalents and short term investments.

During the March 2010 quarter the Company did not purchase any common shares for cancellation.

Mount Polley Mine

Production	Three Months Ended March 31	
(unaudited)	2010	2009
Ore milled (tonnes)	1,824,269	1,572,015
Ore milled per calendar day (tonnes)	20,270	17,467
Grade % - Copper	0.318	0.392
Grade g/t - Gold	0.306	0.312
Recovery % – Copper	62.20	54.73
Recovery % – Gold	71.20	63.08
Copper produced (lbs)	7,945,511	7,430,959
Gold produced (oz)	12,769	9,938
Silver produced (oz)	32,524	46,290

Mill throughput averaged 20,270 tonnes per day for the quarter, a record for a first quarter at Mount Polley. As a result of higher throughput and better recoveries, both copper and gold production was up, even though head grades were lower. Copper production for the March 2010 quarter was 7.9 million pounds, an increase of 0.5 million pounds from the March 2009 quarter total of 7.4 million pounds. Gold production also benefitted from increased throughput totaling 12,769 troy ounces, up from 9,938 troy ounces in the same period in 2009.

Exploration drilling resumed in late January 2010. Exploration this year will include driving a 500 metre underground ramp from the Wight pit to the Boundary zone, intersecting it approximately 250 metres below surface. Work on collaring the portal for the ramp began in April.

Exploration expenditures at Mount Polley were $1.1 million in the March 2010 quarter compared to $0.9 million in the March 2009 quarter. Two drills are on site and focused on expanding the Junction zone mineralization.

The wholly owned Mount Polley open pit copper/gold mine is located 56 kilometres northeast of Williams Lake, British Columbia.

Huckleberry Mine

Production	Three Months Ended March 31	
(100% - Imperial owns 50%) *(unaudited)*	2010	2009
Ore milled (tonnes)	1,368,600	1,443,300
Ore milled per calendar day (tonnes)	15,206	16,037
Grade (%) – Copper	0.376	0.351
Grade (%) – Molybdenum	0.008	0.006
Recovery (%) – Copper	91.0	90.6
Copper produced (lbs)	10,326,000	10,117,000
Gold produced (oz)	716	842
Silver produced (oz)	47,819	60,697
Molybdenum produced (lbs)	21,793	3,843

Copper production was up slightly to 10.3 million pounds compared to the March 2009 quarter. Mine planning is underway to investigate the feasibility of an expansion of the Main zone.

Imperial owns 50% of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, British Columbia.

Red Chris

In January the Supreme Court of Canada decision confirmed that Red Chris has completed the necessary Environmental Review process and may proceed toward development of the project.

Exploration and development expenditures at Red Chris were $2.8 million in the March 2010 quarter compared to $0.3 million in the March 2009 quarter.

The 2010 exploration program will focus on the delineation of the mineralization beneath the Main and East zone pits, up to 1,000 metres below surface. Mines Act permitting through the Northwest Mine Development Review Committee is underway. Phase one of the geotechnical and condemnation drilling in the tailings impoundment area was initiated in early February, and completed in early April. Four drill rigs are currently on site, and plans to mobilize another two rigs are underway.

The Red Chris copper/gold property in northwest British Columbia is 80 kilometres south of Dease Lake and 18 kilometres southeast of the village of Iskut. Access to the property from pavement at Highway 37 is six kilometres along the Ealue Lake Road, and 17 kilometres along the Red Chris access trail.

Sterling

The results of the 2009 drilling and ongoing underground development will be incorporated into the geologic model of the 144 zone at which time the gold resource estimate will be updated, followed by a study to investigate whether the resource is sufficient to reopen the Sterling gold mine. The site has been permitted and bonding has been put in place to allow for a restart of mine operations.

The Sterling gold property is located 185 kilometres northwest of Las Vegas, Nevada.

Catface

A diamond drilling program is planned for 2010 to further define and extend the Cliff zone which hosts all the resource outlined to date, and to test the Irishman Creek zone and the area between these two zones.

The Catface copper/molybdenum property is located on Catface Peninsula, on the west coast of Vancouver Island, west of Port Alberni, British Columbia.

Outlook

Drilling at Red Chris continues to increase the large copper/gold resource, and metallurgical testwork is indicating the deep mineralization will have better recoveries and will produce cleaner higher grade concentrates compared to the near surface mineralization that was tested as part of the 2005 Feasibility Study. The copper/gold resource at Red Chris now dwarfs the resources at Huckleberry and Mount Polley.

Operations at Mount Polley were excellent achieving a record mill throughput for a first quarter and improving metal recoveries. With cash flow from operations funding the expanded drill program at Red Chris we look forward to continued expansion of the Red Chris resource.



Brian Kynoch
President

MANAGEMENT'S DISCUSSION & ANALYSIS

Forward Looking Statements

This Management's Discussion and Analysis is a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of May 5, 2010. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" in the Management's Discussion and Analysis for the year ended December 31, 2009. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Overview

Revenues were $69.4 million in the three months ending March 31, 2010 compared to $34.9 million in the comparative 2009 period. The increase is the result of higher sales volumes and higher copper prices. The March 31, 2010 period includes two concentrate shipments from the Mount Polley mine compared to one shipment in the 2009 comparative period.

The London Metals Exchange cash settlement copper price per pound averaged US$3.29 in the 2010 period compared to US$1.56 in the 2009 period or about 111% higher. The average US Dollar/CDN Dollar exchange rate over the same period was about 17% lower in 2010 compared to 2009. In CDN Dollar terms the average copper price in the 2010 period was 76% higher than the 2009 period average copper price.

Revenue in the first quarter of 2010 included positive revenue revaluations of $1.9 million compared to positive revenue revaluations of $9.8 million in the March 31, 2009 period. The revaluation of accounts receivable include the revenue changes resulting from shipments settling in the current quarter that were recorded as sales in prior quarters and for shipments sold in the current quarter that will settle in future quarters. Positive revenue revaluations are the result of the copper price on the settlement date and/or at the current period balance sheet date being higher than when the revenue was initially recorded or the copper price at the last balance sheet date.

Operating income decreased to $1.9 million from $2.6 million in 2009 primarily due to share based compensation expense of $10.8 million in the current period compared to nil expense in the 2009 comparative period. Refer to Note 5 Share Based Compensation in the Consolidated Financial Statements.

Net loss for the three months ended March 31, 2010 was $2.5 million ($0.07 per share) compared to a net loss of $7.3 million ($0.23 per share) in the comparative 2009 period. Although operating revenues increased by $34.5 million from 2009 to 2010, the decline in net income was primarily due to the increase in share based compensation, higher depletion and corporate administration costs over the 2009 comparative period, cushioned by the lower losses on derivative instruments which fell to $1.1 million in the 2010 period compared to $12.2 in the comparative 2009 period.

Adjusted net income in the three months ended March 31, 2010 was $7.8 million ($0.22 per share) compared to $11.1 million ($0.35 per share) in the March 31, 2009 period. Adjusted net income is calculated by removing the gains or losses, net of related income taxes, resulting from mark to market revaluation of copper and foreign exchange hedging not related to the current period, removing the unrealized share based compensation expense, net of taxes and other items, net of taxes, as further detailed on the following table.

Calculation of Adjusted Net Income	Three Months Ended March 31	
	2010	2009
[expressed in thousands of dollars, except share amounts]		
Net loss as reported	$(2,489)	$(7,338)
Unrealized (income) loss on derivative instruments, net of tax (a)	(328)	18,437
Unrealized share based expense (b)	9,669	-
Adjusted Net Income (c)	$6,852	$11,099
Adjusted Net Income Per Share (c)	$0.20	$0.35

(a) Derivative financial instruments are recorded at fair value on the balance sheet, with changes in the fair value, net of taxes, flowing through net income. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying copper and foreign exchange hedged.

(b) Effective with the September 30, 2007 quarter, the Company's employee stock option plan provides for a cash payment option. Accordingly, the intrinsic value of the outstanding vested options is recorded as a liability on the Company's balance sheet and periodic changes in the intrinsic value, net of taxes, flow through net income. No tax recovery is recorded effective December 31, 2009 due to changes in legislation regarding the expected deductibility of this expense.

(c) Adjusted net income and adjusted net income per share are not terms recognized under generally accepted accounting principles however it does show the current year's financial results excluding the effect of items not settling in the current year. The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Cash flow increased to $10.0 million in the three months ended March 31, 2010 from $4.7 million in the comparative 2009 period. The $5.3 million increase is primarily the result of improved operating margins at Mount Polley and Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in non-cash working capital balances. The Company believes cash flow is useful to investors and it is one of the measures used by management to assess the financial performance of the Company.

Capital expenditures in the March 2010 period were $8.8 million, up from $4.5 million in the March 2009 period. Increasing cash flow from operations was reinvested in exploration and development of the Company's mineral properties.

Expenditures in both the March 2010 and 2009 quarters were primarily financed by cash flow from the Mount Polley and Huckleberry mines. At March 31, 2010 the Company had $25.6 million (December 31, 2009-$23.9 million) in cash and cash equivalents.

Derivative Instruments

In the three month period ending March 31, 2010 the Company has not hedged gold or silver, only copper and the CDN/US Dollar exchange rate. During the current period the Company recorded $1.1 million in losses on derivative instruments compared to losses of $12.2 million in the comparative 2009 period. Included therein were gains on currency derivatives of $0.3 million in the March 2010 quarter compared to $0.5 million in the 2009 quarter. These gains and losses result from the mark to market valuation of the derivative instruments based on changes in the price of copper and the CDN/US Dollar exchange rate. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company utilizes a variety of instruments for hedging including the purchase of puts, forward sales and the use of min/max zero cost collars. Imperial's income or loss from derivative instruments may be very volatile from period to period as a result of changes in the copper price and exchange rates compared to the copper price and exchange rate at the time when these contracts were entered into and the type and length of time to maturity of the contracts.

Hedges for Huckleberry include puts and forward sales extending out to the second quarter of 2012. In conjunction with the extension of the Huckleberry mine life announced in June 2009, Huckleberry entered into hedges to cover a large portion of the anticipated production from the extended mine life. These hedges were a combination of puts, forwards and calls on copper and forward sales contracts on the CDN/US Dollar exchange rate.

At March 31, 2010 the Company has unrealized gains of $9.3 million on its derivative instruments. This represents a decrease in fair value of the derivative instruments from the dates of purchase to March 31, 2010 due to the increase in the price of copper from date of purchase and the change in CDN/US Dollar exchange rate.

The Company has granted security to certain hedge counterparties to cover potential losses in excess of the credit facilities granted by the counterparties. At March 31, 2010 the Company had $5.1 million on deposit with counterparties.

Share Based Compensation Expense

During the September 2007 quarter the shareholders of the Company approved an amendment to the Company's stock option plans (the "Plan") that provides option holders the right to receive common shares or a direct cash payment in exchange for options exercised. The amendment to the Plan balances the need for a long term compensation program to retain employees and the concerns of shareholders regarding the dilution caused by the exercise of stock options. As a result of the change to the Plan, generally accepted accounting principles result in a liability and related expense being recorded for the intrinsic value of the stock options. Additionally, payments made to option holders by the Company are deductible for income tax purposes. The liability associated with the Company's stock options are revalued quarterly to reflect changes in the market price of the Company's common shares and the vesting of additional stock options. The net change, net of taxes, is recognized in net income for the period.

Changes to tax legislation in the March 2010 quarter for the deductibility of option payments will impact the option holders exercise method, therefore removing all associated tax benefits to the Company related to share based compensation expense.

Due to the significantly higher share price of the Company at March 31, 2010 versus December 31, 2009 the share based compensation liability increased significantly and the Company recorded a $10.8 million share based compensation expense for the March 31, 2010 quarter compared to nil expense in the 2009 comparative period when all options were out-of-the-money.

Developments During the March 2010 Quarter

General

Copper prices were significantly higher in the March 2010 quarter than in the March 2009 quarter, averaging about US$3.29/lb compared to US$1.56/lb in 2009 or about 111% higher. The US Dollar continued to decline against the CDN Dollar during the three months ending March 31, 2010 with the US Dollar ending the period stronger against the CDN Dollar. The price of copper averaged CDN$3.42/lb in the March 2010 quarter, about 76% higher than the average of CDN$1.94/lb in the March 2009 quarter. The average copper price in the March 2010 quarter was about 9% higher than in the December 2009 quarter.

Mount Polley

Mill throughput averaged 20,270 tonnes per day for the quarter, a record for a first quarter at Mount Polley. As a result of higher throughput and better recoveries, both copper and gold production were up, even though head grades were lower. Copper production for the March 2010 quarter was 7.9 million pounds, an increase of 0.5 million pounds from the March 2009 quarter total of 7.4 million pounds. Gold production also benefitted from increased throughput totaling 12,769 troy ounces, up from 9,938 troy ounces in the same period in 2009.

Exploration drilling resumed in late January 2010. Exploration this year will include driving a 500 metre underground ramp from the Wight pit to the Boundary zone, intersecting it approximately 250 metres below surface. Work on collaring the portal for the ramp began in April.

Exploration expenditures at Mount Polley were $1.1 million in the March 2010 quarter compared to $0.9 million in the March 2009 quarter. Two drills are on site and focused on expanding the Junction zone mineralization, located north of the Springer pit.

Huckleberry

Copper production was up slightly to 10.3 million pounds compared to the March 2009 quarter. Mine planning is underway to investigate the feasibility of an expansion of the Main zone.

The financial results of Huckleberry continue to have a significant impact on Imperial's results. Imperial's share of Huckleberry's income was $4.3 million in the March 2010 quarter compared to losses of $5.1 million in March 2009 quarter. Huckleberry's income increased due to higher sales volumes and higher copper prices.

Note 4 to the unaudited consolidated financial statements of the Company for the three months ended March 31, 2010 discloses information on the impact of Huckleberry operations on the financial position and results of operations of Imperial.

Red Chris

In January the Supreme Court of Canada decision confirmed that Red Chris has completed the necessary Environmental Review process and may proceed toward development of the project.

Exploration and development expenditures at Red Chris were $2.8 million in the March 2010 quarter compared to $0.3 million in the March 2009 quarter.

The 2010 exploration program will focus on the delineation of the mineralization beneath the Main and East zone pits, up to 1,000 metres below surface. Mines Act permitting through the Northwest Mine Development Review Committee is underway. Phase one of the geotechnical and condemnation drilling in the tailings impoundment area was initiated in early February, and completed in early April. Four drill rigs are currently on site, and plans to mobilize another two rigs are underway.

Sterling

The results of the 2009 drilling and ongoing underground development will be incorporated into the geologic model of the 144 zone at which time the gold resource estimate will be updated, followed by a study to investigate whether the resource is sufficient to reopen the Sterling gold mine. The site has been permitted and bonding has been put in place to allow for a restart of mine operations.

Catface

A diamond drilling program is planned for 2010 to further define and extend the Cliff zone which hosts all the resource outlined to date, and to test the Irishman Creek zone and the area between these two zones.

Exploration expenditures at Catface were $0.2 million in the March 2010.

The Catface copper/molybdenum property is located on Catface Peninsula, on the west coast of Vancouver Island, west of Port Alberni, British Columbia.

Critical Accounting Policies and Estimates

The critical accounting policies adopted by the Company and used in preparation of its consolidated financial statements have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2009.

FUTURE ACCOUNTING CHANGES

(a) In February 2008 the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for financial periods beginning on and after January 1, 2011. Accordingly, the Company will be required to present its financial statements in accordance with IFRS for its fiscal year beginning January 1, 2011, including 2010 IFRS compliant comparative financial results.

In the first quarter of 2009, the Company appointed a project manager to lead the conversion to IFRS. It retained its auditors to assist its finance team in completing a diagnostic review of the significant differences between IFRS and Canadian GAAP. In the second quarter of 2009, the completed IFRS scoping and impact assessment analysis was reported to the Audit Committee and Board of Directors. In the third and fourth quarters of 2009, a detailed analysis of the major financial statement impact areas was completed and those financial impacts presented to the Audit Committee and Board of Directors by quantifying the income statement and balance sheet changes under IFRS and comparing the amounts to those under GAAP. The major financial impact areas identified for the Company were:

(a) Property plant and equipment
(b) Impairment testing
(c) Contingent liabilities, particularly asset retirement obligations
(d) Stock based compensation
(e) Interest in joint ventures

The Company reviewed the impact of IFRS to its information systems, processes and internal controls as a result of the major financial impact areas identified above. Although not significant, changes will be required and will be formally established in 2010. The Company will also review its disclosure controls and procedures to ensure they are appropriate for reporting under IFRS. The exemption and accounting policy choices provided under IFRS 1 (the transition standard) were presented to the Board in 2009 along with management's recommendations. Final decision on all items has not yet been made.

Many IFRS standards are currently under review with the International Accounting Standards Board, and therefore other financial impacts are expected before transition in 2011. Those pronouncements are being monitored by the Company. It is expected that the financial statement and MD&A disclosure requirements under IFRS will have a significant impact on the Company's reporting. A detailed review of disclosures will be addressed in 2010.

(b) In January 2009, the Canadian Institute of Chartered Accountants ("CICA") issued Section 1582 – Business Combinations, which replaces Section 1581 – Business Combinations, and Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests, which replace Section 1600 – Consolidated Financial Statements. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. In addition, acquisition costs are not part of the consideration and are to be expensed when incurred. These new sections are not expected to have a material impact on the Company's financial condition or operating results.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2010 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2009

This review of the results of operations should be read in conjunction with the unaudited consolidated financial statements of the Company for the three months ended March 31, 2010 and the audited consolidated financial statements for the year ended December 31, 2009.

Financial Results

Overview

Revenues increased to $69.4 million for the three months ended March 31, 2010 from $34.9 million in the three months ended March 31, 2009 on higher sales volumes and higher copper prices.

In the three months ended March 31, 2010 Imperial recorded net loss of $2.5 million ($0.07 per share) compared to a net loss of $7.3 million ($0.23 per share) in the comparative period. The decrease in net loss is due primarily to higher operating income and lower losses on derivative instruments, partially offset by higher share based compensation expense and lower tax recoveries.

The financial results of the Company are closely tied to the profitability of the Mount Polley and Huckleberry mines. Income from operations from the Mount Polley mine was $6.4 million in the March 2010 period compared to $0.6 million in the 2009 period. Imperial's share of Huckleberry's income from operations was $7.9 million in the March 2010 period versus $3.3 million in the comparative 2009 period.

Imperial recorded a total of $1.1 million in realized and unrealized losses on derivative instruments in the March 2010 period compared to a total of $12.2 million in realized and unrealized losses on derivative instruments in the March 2009 period. These derivative instruments were put in place to provide cash flow protection against declines in the price of copper and the CDN/US Dollar.

Mineral Production and Transportation Costs

Mineral production and transportation costs were $47.9 million in the March 2010 period comprised of $35.0 million from Mount Polley and $12.9 million representing the Company's 50% share of Huckleberry. This compares to $27.0 million in 2009 period, comprised of $17.8 million from Mount Polley and $9.2 million from Huckleberry. Mount Polley shipment volumes doubled in 2010 compared to 2009 and Huckleberry sales volumes also increased substantially. Therefore, total costs were higher due to increased sales volumes. In CDN Dollars the pound cost of copper sold fell marginally in the 2010 period compared to the 2009 period.

Mineral Property Holding Costs

Mineral property holdings costs were steady in both periods at $0.3 million.

Depletion and Depreciation

Depletion and depreciation increased to $6.0 million in the March 2010 period from $4.6 million in the 2009 period due to a higher depletion and depreciation base in the current period.

General and Administration

General and administration expense increased to $1.0 million in the March 2010 period from $0.7 million in 2009 period due to additional staff and related administration costs required to support the Company's activities.

Share Based Compensation

Share based compensation expense was $10.8 million in the March 2010 period compared to nil in the March 2009 period. The large increase in the Company's share price in the latter part of 2009 and the first quarter of 2010 resulted in options being in-the-money at those dates. See Note 5 to the unaudited consolidated financial statements for further details.

Interest Expense on Long Term Debt

Interest expense on long term debt remained steady in both periods at $0.2 million.

Other Interest Expense

Other interest expense increased to $0.2 million in both the March 2010 period compared to under $0.1 million in the March 2009 period. The 2010 period included interest and loan fees related primarily to a new $12.0 million revolving bank loan facility put in place in the March 2010 quarter.

Interest Accretion on Long Term Debt

Interest accretion decreased to $0.2 million in the March 2010 period compared to $0.3 million due to the conversion of the convertible debentures in March 2010.

Foreign Exchange Loss

The average CDN/US Dollar exchange rate of 1.040 in the March 2010 period was significantly lower than the March 2009 period average of 1.245. During the March 2010 quarter the CDN/US Dollar exchange rate was on a decreasing trend going from 1.047 to 1.016 resulting in a $0.6 million foreign exchange loss being recorded in the March 2010 period. Foreign exchange gains of $1.0 million was recorded in the March 2009 as the exchange rate increased to the benefit of the Company. These gains and losses are attributable to holding US Dollar denominated cash, accounts receivable and derivative instruments, partially offset by gains on debt. These net US Dollar asset and liability balances are the result of the operations at the Mount Polley and Huckleberry mines.

Losses on Derivative Instruments

From time to time the Company enters into hedge contracts for the sale of copper and CDN/US Dollar exchange rate to protect the Company's cash flow against a decline in the price of copper and the CDN/US Dollar. The Company's contracts do not qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. Changes in valuation of this hedge position and the hedge position carrying over from prior quarters resulted in a loss of $1.1 million during the three months ended March 31, 2010 compared to a loss of $12.1 million in the March 2009 period. The unrealized net gains on the hedge contracts outstanding at March 31, 2010 totaled $9.3 million. The ultimate gain or loss on these contracts will be determined by the copper prices and CDN/US Dollar exchange rate in the periods when these contracts settle.

Income and Mining Taxes

Income and mining taxes were $3.4 million in the March 2010 period compared to a $2.2 million recovery in the March 2009 period. Changes in tax legislation in the March 2010 quarter resulted in no tax recovery being recorded on the unrealized share based compensation expense and this reduced the expected tax recovery and increased the effective tax rate. Refer to Note 9 of unaudited consolidated financial statements of the Company for the three months ended March 31, 2010 for further details on the current and future tax expense. A total of $0.4 million expense was recorded for mineral taxes payable to the Province of British Columbia in the March 2010 period compared to $0.2 million in the March 2009 period.

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2009.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counterparties related to derivative instruments, long term debt, equity attributable to common shareholders, comprised of share capital, contributed surplus and retained earnings.

The Company is in compliance with the debt covenants related to its short term debt, credit facilities with counterparties, and long term debt.

Liquidity & Capital Resources

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, short term investments, accounts receivable, future site reclamation deposits and derivative instruments in the ordinary course of business. The credit risk of cash and cash equivalents, short term investments and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of smelters and traders. These customers are large, well capitalized and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company often utilizes short term debt facilities with customers to reduce the net credit exposure.

The Company enters into derivative instruments with a number of counterparties. The credit risks associated with these counterparties was previously thought to be minimal because of their strong capital base, diversity and multinational operations. However, the bankruptcy of one of the Company's counterparties, Lehman Brothers Commodity Services Inc. in the fourth quarter of 2008 demonstrated that counterparty risk increased at that time. Changes in Government regulations and intervention by Governments in the financial sector since that time have mitigated the risk to some extent.

The Company's credit risk has not changed significantly since December 31, 2009.

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash and cash equivalents and short term investment balances there are sufficient committed credit facilities, including the advance payment facilities noted above, to provide the necessary cash to meet projected cash requirements. The Company's primary sources of credit are short term debt secured by concentrate inventory and a $12.0 million revolving loan facility with a financial institution. The $12.0 million loan facility is due on demand.

At March 31, 2010 the cash balance of the Company, excluding Huckleberry, was overdrawn by $1.0 million due to the timing of cash receipts and disbursements at March 31, 2010. This overdraft was covered in April from additional advances from the $12.0 million revolving bank loan facility.

While the Company does not have immediate access to its share of Huckleberry cash, it does receive cash distributions via dividends when declared by Huckleberry's board of directors. On April 30, 2010 the Company received a $5.0 million dividend from Huckleberry.

The amount of cash currently generated by the Company's operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

The Company also holds derivative instruments, its investment in Huckleberry, mineral property holdings and marketable securities. While these may be convertible to cash they are not considered when assessing the Company's liquidity as they are part of the risk management program of the Company, long term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management's assessment of fair value, respectively. Therefore, as part of the Company's planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity. The Company does not hold any asset backed commercial securities.

The Company's overall liquidity risk has not changed significantly from December 31, 2009. An increase in the price of copper from the levels at December 31, 2009, partially reduced by the decline in the US Dollar/CDN Dollar exchange rate, have improved operating margins and cash flow from the December 2009 quarter. Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company.

Currency Risk

Financial instruments that impact the Company's net income and comprehensive income due to currency fluctuations include US dollar denominated cash and cash equivalents, short term investments, accounts receivable, derivative instrument assets and margin deposits, reclamation deposits, accounts payable, derivative instrument liabilities, and short and long term debt.

Cash Flow

The Company recorded net loss of $2.5 million in the three months ended March 31, 2010 compared to net loss of $7.3 million in the March 2009 period. Cash flow was $10.0 million in the March 2010 period compared to cash flow of $4.7 million in the comparative period. The $5.3 million increase is primarily the result of improved operating margins at Mount Polley and Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At March 31, 2010 the Company had working capital, defined as current assets less current liabilities, of $37.5 million, a increase of $9.4 million from working capital of $28.1 million at December 31, 2009. The March 31, 2010 working capital position reflects the conversion of the convertible debentures in March 2010 offset in part by higher net derivative instrument liabilities.

Acquisition and Development of Mineral Properties

Acquisition and development of mineral properties totaled $8.8 million in the March 2010 period compared to $4.5 million in the comparative 2009 period.

Capital and development expenditures on Mount Polley, Huckleberry, Sterling and Red Chris were $6.6 million in the March 2010 period compared to $3.1 million in the March 2009 period. Expenditures of $4.6 million in the March 2010 period at Mount Polley included capital to maintain and expand productive capacity including $1.9 million of Pond zone stripping. Expenditures at Huckleberry in the March 2010 period were $0.6 million for ongoing capital programs. The March 2009 period expenditures at Mount Polley included $0.2 million for stripping the Southeast pit and other expenditures for ongoing capital. The March 2009 period expenditures at Huckleberry were $1.8 million for an excavator and ongoing capital projects. Capital expenditures in 2010 and 2009 were financed from cash flow from operations except for one mobile mining unit that was financed by long term debt. Development expenditures at Red Chris totaled $1.4 million in the March 2010 period compared to $0.1 million in the March 2009 period.

Exploration expenditures were $3.1 million in the March 2010 period compared to $1.4 million in the March 2009 period. In the March 2010 quarter Mount Polley exploration drilling was $1.1 million, Red Chris drilling was $1.4 million, underground exploration work at Sterling was $0.3 million, and exploration work at Ruddock Creek and Catface was $0.2 million. In the March 2009 quarter Mount Polley exploration drilling was $0.9 million, Red Chris drilling was $0.2 million and underground exploration work at Sterling was $0.3 million.

Debt and Other Obligations

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. The majority of the Company's outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and is comfortable with its current exposure as debt obligations are limited. The Company has not entered into any derivative contracts to manage this risk.

The Company added $0.8 million in long term debt during the three months ended March 2010 to fund the purchase of a piece of mobile equipment. Select use of short term debt during the March 31, 2010 and 2009 periods from purchasers of the Company's concentrate and short term advances from the revolving loan facility provided working capital to meet day to day cash requirements.

Debt repayment and working capital requirements for 2010 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry. The Company currently does not forecast the requirement for any new long term debt or equity financings during the balance of 2010 however long term debt may be utilized when terms are favourable. The Company will continue to utilize short term debt facilities to manage its day to day financing needs.

In the March 2010 quarter the Company entered into a $12.0 million revolving loan facility with a bank to assist with working capital requirements. The facility is due on demand and is subject to maintenance of certain financial covenants.

The Company's convertible debentures were all converted in the three month period ended March 31, 2010. They were converted into common shares of the Company at the option of the holder at a conversion price of $8.65 per common share.

The Company had the following contractual obligations as of March 31, 2010:

[expressed in thousands of dollars]	Apr-Dec 2010	2011	2012	2013	2014	Total
Long term debt	$1,307	$1,206	$576	$25	$ -	$3,114
Short term debt	4,811	-	-	-	-	$4,811
Operating leases	194	261	113	6	-	$574
Capital expenditures and other	-	-	-	-	-	$-
Mineral properties [1]	404	531	602	663	434	$2,634
Total	$6,716	$1,998	$1,291	$694	$434	$11,133

[1] Mineral property commitments are the estimated payments required to keep the Company's claims or option agreements in good standing. Total is to the year 2014 only.

Debt repayment and working capital requirements for 2010 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry and other debt or equity financings as may be required.

As at March 31, 2010 the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Other Price Risks

The Company is exposed to equity price risk arising from marketable securities and share based compensation liabilities. Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Share based compensation liabilities arise because the option holders have the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise.

The Company's sensitivity to equity prices has not changed significantly from the prior year.

Fair Value Estimation

The fair value of financial instruments traded in active markets (such as held for trading securities and share based compensation liabilities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price. The quoted market price used for financial liabilities owed by the Company is the current ask price.

The fair value of derivative instrument assets and liabilities are determined by the counterparties using standard valuation techniques for these derivative instruments.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values. Management believes that the carrying value of short and long term debt approximates fair value. Although the interest rates and credit spreads have changed since the long term debt was issued the fixed rate portion of the long term debt is close to maturity, will not be refinanced and therefore the carrying value is not materially different from fair value.

Selected Quarterly Financial Information

Unaudited [expressed in thousands of dollars, except share amounts, copper price and exchange rates]				Three Months Ended
	March 31 2010	December 31 2009	September 30 2009	June 30 2009
Total Revenues	$69,371	$63,559	$53,788	$48,897
Net Income (Loss) – as reported	$(2,489)	$(3,403)	$4,544	$(6,562)
Depletion adjustment [4]	-	-	$(2,423)	$1,429
Net Income (Loss) – as amended	$(2,489)	$(3,403)	$2,121	$(5,133)
Income (Loss) per share [1] - as reported	$(0.07)	$(0.10)	$0.14	$(0.20)
Income (Loss) per share [1] – as amended	$(0.07)	$(0.10)	$0.07	$(0.16)
Diluted Income (Loss) per share [1] – as reported	$(0.07)	$(0.10)	$0.14	$(0.20)
Diluted Income (Loss) per share [1] – as amended	$(0.07)	$(0.10)	$0.07	$(0.16)
Adjusted Net Income (Loss) [2] – as reported	$7,759	$13,857	$9,812	$2,757
Adjusted Net Income (Loss) [2] – as amended	$7,759	$13,857	$9,812	$2,757
Adjusted Net Income (Loss) per share[1][2] – as reported	$0.22	$0.42	$0.31	$0.09
Adjusted Net Income (Loss) per share[1][2] – as amended	$0.22	$0.42	$0.31	$0.09
Cash Flow [3]	$10,059	$18,525	$15,856	$15,484
Cash Flow per share [1][3]	$0.29	$0.57	$0.49	$0.48
Average LME cash settlement copper price/lb in US$	$3.286	$3.011	$2.649	$2.121
Average US/CDN$ exchange rate	$1.040	$1.056	$1.097	$1.167
Period end US/CDN$ exchange rate	$1.016	$1.047	$1.072	$1.163

Unaudited [expressed in thousands of dollars, except share amounts, copper price and exchange rates]				Three Months Ended
	March 31 2009	December 31 2008	September 30 2008	June 30 2008
Total Revenues	$34,898	$(5,405)	$53,642	$124,911
Net Income (Loss) – as reported	$(7,338)	$(9,736)	$23,452	$44,236
Depletion adjustment [4]	$994	-	-	-
Net Income (Loss) – as amended	$(6,344)	$(9,736)	$23,452	$44,236
Income (Loss) per share [1] – as reported	$(0.23)	$(0.30)	$0.72	$1.35
Income (Loss) per share [1] – as amended	$(0.20)	$(0.30)	$0.72	$1.35
Diluted Income (Loss) per share [1] – as reported	$(0.23)	$(0.30)	$0.72	$1.34
Diluted Income (Loss) per share [1] – as amended	$(0.20)	$(0.30)	$0.72	$1.34
Adjusted Net Income (Loss) [1][2] – as reported	$11,099	$(4,510)	$5,361	$42,571
Adjusted Net Income (Loss) [1][2] – as amended	$11,099	$(4,510)	$5,361	$42,571
Adjusted Net Income (Loss) per share [1][2] – as reported	$0.35	$(0.14)	$0.17	$1.30
Adjusted Net Income (Loss) per share [1][2] – as amended	$0.35	$(0.14)	$0.17	$1.30
Cash Flow [3]	$4,687	$(16,210)	$7,891	$66,124
Cash Flow per share [1][3]	$0.15	$(0.50)	$0.24	$2.02
Average LME cash settlement copper price/lb in US$	$1.558	$1.787	$3.489	$3.832
Average US/CDN$ exchange rate	$1.245	$1.213	$1.042	$1.010
Period end US/CDN$ exchange rate	$1.260	$1.225	$1.060	$1.019

(1) The sum of the quarterly net income per share, adjusted net income per share and cash flow per share may not equal the annual total due to timing of share issuances during the year.

(2) Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail under the heading Adjusted Net Income.

(3) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

(4) The September 30, 2009 quarter included a correction to the year to date calculation of depletion on units-of-production assets. This amendment reclassifies the depletion expense, net of tax, that was recorded in the September 2009 quarter to the March and June 2009 quarters.

The Company believes these measures in (2) and (3) are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Related Party Transactions

Corporate

In June 2009 the Company borrowed a total of $3.0 million from Edco and a company controlled by Larry Moeller, a director of Imperial. These short advances, which bore interest at 7% per annum, were repaid in July 2009.

Further details on related party transactions can be found in Note 12 to the unaudited consolidated financial statements for the three months ended March 31, 2010.

Other

As of May 5, 2010 the Company had 36,081,226 common shares outstanding, and on a diluted basis 38,047,514 common shares outstanding. Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such term are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company's management evaluated the design and operational effectiveness of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109. Management has excluded from its assessment the internal control over financial reporting at Huckleberry Mines Ltd. ("Huckleberry"), in which the Company holds a 50% interest and is proportionally consolidated in the Company's consolidated financial statements, because Imperial's management does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Huckleberry constitutes 19% of net assets, 20% of total assets, 32% of revenues, income of $7.9 million from operations, and net income of $4.3 million of the consolidated financial statement amounts as of and for the three months ended March 31, 2010.

As of March 31, 2010 there were no changes in our internal control over financial reporting that occurred during the period covered by this Management's Discussion and Analysis that has materially affected or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Contingent Liabilities

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

In 2007 the Company acquired bcMetals Corporation which is a party to a number of legal actions and contingent liabilities pertaining to the Red Chris project. The principal action relates to American Bullion Minerals Ltd. ("ABML"). In 2006 two minority shareholders of ABML (the "Petitioners") commenced action against the Company and others seeking a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and asking that the minority shareholder's shares be purchased by the respondents. The Petitioners also sought to have their Petition certified as a class action proceeding. That request was denied by the Court in the first instance and is now under appeal.

Risk Factors

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance other factors will or will not adversely affect the Company. The risk factors affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2009.

Outlook

Operations, Earnings and Cash Flow

Imperial's equity share of production from the Mount Polley mine and the Huckleberry mine is expected to be about 55 million pounds of copper, 50 thousand ounces of gold and 230 thousand ounces of silver during 2010, and at current metals prices it is expected to generate sufficient cash flow on all development and fund the Company's exploration and development plans. Cash flow protection for 2010 is supported by derivative instruments that will see the Company receive certain minimum average copper prices and exchange rates as disclosed under the heading Derivative Instruments. However, the quarterly revenues will fluctuate depending on the timing of concentrate sales which is dependant on the availability and scheduling of transportation, copper and gold prices and the US Dollar/CDN Dollar exchange rate.

Exploration

The Company's plans for 2010 include exploration at its Mount Polley, Red Chris, Sterling and Catface properties.

Exploration drilling resumed in late January 2010. Underground exploration at the Boundary zone will include excavation of a 500 metre underground ramp from the Wight pit to the Boundary zone, intersecting at approximately 250 metres below surface. Work on collaring the portal for the ramp began in April.

In 2010 Red Chris plans include an aggressive diamond drilling program estimated to complete 50,000 metres of drilling, while pursuing the Mines Act permits which will allow predevelopment clearing begin this year. Exploration and geotechnical drilling started in January 2010.

The results of the 2009 drilling and ongoing underground development at Sterling will be incorporated into the geologic model of the 144 zone at which time the gold resource estimate will be updated, followed by a study to investigate whether the resource is sufficient to reopen the Sterling gold mine. The site has been permitted and bonding has been put in place to allow for a restart of mine operations.

At the Catface property, a diamond drilling program is planned for 2010 to further define and extend the Cliff zone which hosts all the resource outlined to date, and to test the Irishman Creek zone and the area between these two zones.

The Company also continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Development

Development of the Red Chris project will be dependant on the timing of the construction of a power line to serve the northwest portion of British Columbia. The Company is reviewing Red Chris data to maximize the economics of the project.

At Huckleberry, mine plans for extending the mine life by expanding the Main Extension Zone and the Main Zone pits will be developed and considered in 2010.

Financing

Debt repayment and working capital requirements for 2010 are expected to be met from cash on hand, cash flow from the Mount Polley and Huckleberry mines, and short term debt facilities. Selective debt financings may also be entered into during 2010. The Company currently does not forecast the requirement for any equity financings during 2010.

Acquisitions

Management continues to evaluate potential acquisitions.

CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(expressed in thousands of dollars)

	March 31 2010	December 31 2009
ASSETS		
Current Assets		
Cash and cash equivalents	$25,610	$23,854
Marketable securities	233	216
Accounts receivable	45,699	42,188
Taxes receivable	4,725	2,751
Inventory (Note 3)	22,533	28,953
Derivative instrument assets and margin deposits (Note 8)	6,188	5,846
Future income taxes	4,339	3,808
	109,327	107,616
Derivative Instrument Assets and Margin Deposits (Note 8)	5,548	4,524
Mineral Properties	251,604	247,253
Future Site Reclamation Deposits	6,374	6,456
Future Income Taxes	6,093	6,874
Other Assets	334	348
	$379,280	$373,071
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$21,433	$20,456
Taxes payable	7,416	6,325
Short term debt (Note 6)	4,811	5,679
Derivative instrument liabilities (Note 8)	16,191	14,026
Current portion of share based compensation liability (Note 5)	16,251	9,411
Current portion of long term debt	1,593	1,436
Current portion of debt component of convertible debentures	-	13,746
Current portion of future site reclamation costs	1,073	1,070
Future income taxes	3,104	7,413
	71,872	79,562
Derivative instrument liabilities (Note 8)	1,213	4,339
Long Term Debt	1,521	1,220
Future Site Reclamation Costs	13,677	13,438
Share Based Compensation Liability (Note 5)	2,133	732
Future Income Taxes	40,705	39,668
	131,121	138,959
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	97,569	76,225
Contributed Surplus	918	918
Equity Component of Convertible Debentures	-	4,808
Retained Earnings	149,672	152,161
	248,159	234,112
	$379,280	$373,071

See accompanying notes to these financial statements.

Contingent Liabilities (Note 14)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the Three Months Ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Three Months Ended March 31	
	2010	2009
REVENUES		
Mineral sales	$68,984	$34,652
Interest income	51	131
Other	336	115
	69,371	34,898
EXPENSES		
Mineral production and transportation costs	47,871	26,984
Mineral property holding costs	328	276
Accretion of future site restoration costs	282	269
Depletion and depreciation	5,978	4,589
General and administration	1,042	666
Share based compensation (Note 5)	10,771	-
Interest on long term debt	171	242
Other interest	177	48
Interest accretion on long term debt	215	280
Foreign exchange loss (gain)	597	(1,049)
	67,432	32,305
INCOME FROM OPERATIONS	1,939	2,593
OTHER INCOME (EXPENSES)		
Realized gains (losses) on derivative instruments (Note 8)	(1,522)	14,140
Unrealized gains (losses) on derivative instruments (Note 8)	459	(26,339)
Other	74	93
	(989)	(12,106)
INCOME (LOSS) BEFORE TAXES	950	(9,513)
Income and mining taxes (recovery) (Note 9)	3,439	(2,175)
NET LOSS AND COMPREHENSIVE LOSS	$(2,489)	$(7,338)
Loss Per Share		
Basic	$(0.07)	$(0.23)
Diluted	$(0.07)	$(0.23)
Weighted Average Number of Common Shares Outstanding (Note 11)		
Basic	34,791,044	32,128,985
Diluted	34,791,044	32,128,985

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(expressed in thousands of dollars, except share amounts)

	Share Capital			Equity Component		
	Number of Shares	Amount	Contributed Surplus	of Convertible Debentures	Retained Earnings	Total
Balance December 31, 2009	34,246,518	$76,225	$918	$4,808	$152,161	$234,112
Issued on exercise of options	146,668	2,575	(1,429)	-	-	1,146
Transfer of contributed surplus on exercise of options	-	-	1,429	-	-	1,429
Issued on conversion of debentures	1,616,173	18,769	-	(4,808)	-	13,961
Net loss	-	-	-	-	(2,489)	(2,489)
Balance March 31, 2010	36,009,359	$97,569	$918	$ -	$149,672	$248,159
Balance December 31, 2008	32,128,985	$63,225	$918	$4,808	$165,197	$234,148
Net loss	-	-	-	-	(7,338)	(7,338)
Balance March 31, 2009	32,128,985	$63,225	$918	$4,808	$157,859	$226,810

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Three Months Ended March 31	
	2010	2009
OPERATING ACTIVITIES		
Net loss	$(2,489)	$(7,338)
Items not affecting cash flows		
Depletion and depreciation	5,978	4,589
Share based compensation, net of cash paid	9,669	-
Accretion of debt and future site restoration costs	597	549
Unrealized foreign exchange (gain) loss	(85)	(1,348)
Future income taxes	(3,021)	(17,786)
Unrealized (gains) losses on derivative instruments	(459)	26,339
Other	(131)	(318)
	10,059	4,687
Net change in non cash operating working capital balances (Note 10)	2,753	(23,431)
Cash provided by (used in) operating activities	12,812	(18,744)
FINANCING ACTIVITIES		
Proceeds of short term debt	15,759	20,931
Repayment of short term debt	(16,122)	(21,498)
Repayment of long term debt	(348)	(909)
Issue of share capital	1,146	-
Cash provided by (used in) financing activities	435	(1,476)
INVESTING ACTIVITIES		
Decrease in short term investments	-	16,685
Decrease (increase) in non current derivative instruments and margin deposits	(2,452)	2,957
Acquisition and development of mineral properties	(8,809)	(4,474)
Increase in future site reclamation deposits	-	10
Other	218	120
Cash (used in) provided by investing activities	(11,043)	15,298
EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(448)	1,915
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,756	(3,007)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	23,854	14,043
CASH AND CASH EQUIVALENTS, END OF PERIOD	$25,610	$11,036

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	March 31 2010	December 31 2009
CASH AND CASH EQUIVALENTS ARE COMPRISED OF:		
Cash in bank	$25,610	$23,854

	Three Months Ended March 31	
	2010	2009
OPERATING ACTIVITIES		
Interest expense paid	$349	$83
Income and mining taxes paid	$7,217	$7,510

SUPPLEMENTAL INFORMATION ON NON CASH INVESTING AND FINANCING ACTIVITIES

During the three months ended March 31, 2010:

(a) The Company purchased mobile equipment at a cost of $860 which was financed by long term debt and is repayable at $25 per month over a three year term with interest at Bank Prime Rate plus 2%.
(b) All the outstanding convertible debentures with a face value of $13,980 were converted into 1,616,173 common shares.

See accompanying notes to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and those entities which are controlled by the Company through voting equity interests, referred to as subsidiaries. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. All inter-company balances and transactions have been eliminated upon consolidation.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

The Company's external auditors have not reviewed these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES AND ADOPTION OF NEW ACCOUNTING STANDARDS

Except as noted below the accounting policies followed in preparation of these interim financial statements are the same as those used by the Company as disclosed in the annual audited financial statements for the year ended December 31, 2009. Certain information and note disclosures have been omitted. The financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2009.

In January 2009 the CICA issued Section 1582–Business Combinations, which replaces Section 1581–Business Combinations, and Section 1601–Consolidated Financial Statements and Section 1602–Non-Controlling Interests, which replace Section 1600–Consolidated Financial Statements. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and good well acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. In addition, acquisition costs are not part of the consideration and are to be expensed when incurred. These new sections are not expected to have a material impact on the Company's financial condition or operating results.

In July 2009 the CICA amended Handbook Section 3855-Financial Instruments-Recognition and Measurement ("Section 3855") to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for sale debt instruments when conditions have changed. These amendments are effective for fiscal years beginning on or after November 1, 2009. These new standards are not expected to have a material impact on the Company's financial condition or operating results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

3. INVENTORY

	March 31 2010	December 31 2009
Concentrate	$11,805	$18,990
Supplies	10,728	9,963
	$22,533	$28,953

	Three Months Ended Mar 31 2010	2009
Inventory recognized as expense during the period exclusive of reversal of inventory writedowns	$51,218	$16,361
Reversal of inventory writedowns on concentrate included in expense during the period. The reversal of the writedown from December 31, 2008 is due to higher sale prices for copper and lower production costs per pound of copper since that date.	$ -	$172

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

4. JOINT VENTURES

Included in the consolidated financial statements of the Company are the following amounts representing the Company's interests in joint ventures consisting primarily of a 50% interest in Huckleberry assets, liabilities and results of operations:

Balance Sheet	March 31 2010 [1]	December 31 2009 [1]
Current Assets		
Cash and cash equivalents	$26,610	$24,062
Derivative instrument assets	5,578	5,429
Other current assets	21,605	21,681
	53,793	51,172
Mineral property	8,423	8,199
Other non current assets	12,396	12,578
	74,612	71,949
Current Liabilities		
Accounts payable and other current liabilities	(15,983)	(14,647)
Future site reclamation costs and other non-current liabilities	(10,994)	(13,990)
	$47,635	$43,312

[1] Effective May 31, 2007 the Company holds a 35% interest in the Porcher Island Joint Venture whose only asset is the Porcher Island mineral property $536 (December 31, 2009 - $536). There have been no operations since the inception of the Porcher Island Joint Venture as the joint venture is currently in the exploration stage. The balances related to the Porcher Island Joint Venture are included in the disclosure above.

	Three Months Ended Mar 31 2010	2009
Statement of Income (Loss) and Comprehensive Income (Loss)		
Revenues	$21,864	$12,531
Expenses	13,940	9,240
Income from operations	7,924	3,291
Losses on derivative instruments	(1,236)	(9,906)
Income and mining taxes recovery	(2,365)	1,545
Net Income (Loss) and Comprehensive Income (Loss)	$4,323	$(5,070)
Statement of Cash Flows		
Operating activities	$6,024	$(1,334)
Financing activities	-	-
Investment activities	(3,058)	2,121
Effect of foreign exchange on cash and cash equivalents	(418)	192
Increase in cash and cash equivalents	$2,548	$979

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

5. SHARE BASED COMPENSATION

The Company recognizes a liability for the potential cash settlements under its Share Option Plans (Note 7(b)). The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested options are surrendered for cash settlement.

	Three Months Ended Mar 31 2010	Year Ended Dec 31 2009
Balance, beginning of period	$10,143	$ -
Share based compensation	10,771	10,468
Current period payment for options exercised	(1,102)	(302)
Transferred to share capital on issuance of common shares	(1,428)	(23)
Balance, end of period	18,384	10,143
Less portion due within one year	(16,251)	(9,411)
	$2,133	$732

6. SHORT TERM DEBT

	March 31 2010	December 31 2009
(a) Revolving bank loan facility secured by accounts receivable and inventory. The loan bears interest at Bank Prime Rate plus 1%, is due on demand and is subject to maintenance of certain financial covenants.	$4,811	$ -
(b) Concentrate advances of US$nil (2009-US$5,426) from a purchaser of concentrate from the Mount Polley mine repayable from the sale of concentrate with interest at three month Libor plus 2% and secured by a first charge on concentrate from the Mount Polley mine.	-	5,679
	$4,811	$5,679

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

7. SHARE CAPITAL

(a) Share Capital

Authorized
50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors (outstanding – nil)
50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors (outstanding – nil)
Unlimited number of Common Shares without par value

(b) Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At March 31, 2010 a total of 1,561,769 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three or five year period.

All option holders have the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise (Note 5).

The status of the Company's Share Option Plan as of March 31, 2010 and changes during the period is presented below:

	Three Months Ended March 31, 2010		Year Ended December 31, 2009	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	2,230,501	$8.56	1,976,667	$7.91
Granted	80,000	$20.05	342,251	$12.37
Exercised	(266,668)	$7.40	(64,000)	$7.93
Lapsed	(4,666)	$32.01	(24,417)	$10.26
Outstanding at end of period	2,039,167	$9.10	2,230,501	$8.56
Options exercisable at end of period	1,131,667	$7.81	1,397,501	$7.80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

The following table summarizes information about the share options outstanding at March 31, 2010:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
$ 5.30	88,334	1.8 years	88,334
$ 6.60	756,666	0.6 years	756,666
$6.60	24,167	3.5 years	24,167
$7.50	31,667	0.5 years	31,667
$ 8.82	686,000	8.7 years	118,000
$ 9.10	9,000	1.8 years	9,000
$10.90	45,000	2.8 years	25,000
$11.85	209,500	9.8 years	-
$13.26	30,000	3.8 years	16,666
$14.30	50,000	3.8 years	33,334
$20.05	80,000	10.8 years	-
$24.00	10,000	1.0 years	10,000
$34.20	18,833	2.2 years	18,833
	2,039,167	5.1 years	1,131,667

(c) Normal Course Issuer Bid ("NCIB")

Pursuant to the 2009/2010 NCIB accepted by the Toronto Stock Exchange ("TSX") on September 18, 2009, the Company may purchase up to 1,285,159 common shares, which represents approximately 4% of the total 32,128,985 common shares of the Company issued and outstanding as of September 9, 2009. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 23, 2009 and ending September 22, 2010. Pursuant to TSX policies, daily purchases made by the Company will not exceed 5,088 common shares or 25% of the Company's average daily trading volume of 20,350 common shares on the TSX, subject to certain prescribed exceptions. The shares acquired under the 2009/2010 NCIB will either be cancelled or used to satisfy the Company's obligations under its Non-Management Directors' Plan. The funding for any purchase pursuant to the 2009/2010 NCIB will be financed out of the working capital of the Company.

Since September 18, 2009, the Company has repurchased 1,700 of its outstanding common shares at an average price per share of $12.61. Of this amount, 1,700 common shares have or will be allocated to satisfy the Company's obligation under the Non-Management Directors Plan. During the three months ended March 31, 2010 the Company repurchased 700 common shares at an average price of $15.13, 700 common shares have been or will be allocated to satisfy the Company's obligation under the Non-Management Directors' Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

8. DERIVATIVE INSTRUMENTS AND MARGIN DEPOSITS

	March 31 2010	December 31 2009
Assets		
Current		
Copper contracts	$5,276	$3,603
Foreign currency contracts	912	2,243
	$6,188	$5,846
Non-current		
Security deposits with counterparties	$5,079	$2,627
Copper contracts	469	1,897
	$5,548	$4,524
Liabilities		
Current		
Copper contracts	$16,191	$10,248
Foreign currency contracts	-	3,778
	$16,191	$14,026
Non Current		
Copper contracts	$1,213	$4,339

Security deposits required to be paid by the Company to counterparties are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the counterparties.

At March 31, 2010 the Company had entered into various contracts to protect the cash flow from the Mount Polley and Huckleberry mines against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments. As a result, the Company records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of March 31, 2010 depending on the attributes of the contracts.

(a) Balances at March 31, 2010

From time to time the Company purchases put options, sells call options, and enters into forward sales contracts to manage its exposure to changes in copper prices and the US Dollar/CDN Dollar exchange rate.

All of the Company's derivative instrument contracts are settled on a financial basis. No physical sale or transfer of copper or US Dollars will take place pursuant to the contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

Option contracts outstanding at March 31, 2010 for copper are as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold (Bought)
Contract Period			*lbs of copper*	*lbs of copper*
2010	$3.04	$3.62	23,038,000	14,826,000
2010	$3.00	-	-	(1,819,000)
2011	$2.54	$3.99	6,008,000	3,803,000
2011	$3.00	-	-	(2,425,000)

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the copper price specified in the put/call option contract.

Forward sales contracts for copper, all related to Huckleberry production, outstanding at March 31, 2010 are:

	Price US$/lb	Forward Sales
Contract Period		*lbs of copper*
2010	$2.54	4,850,000
2011	$2.27	3,748,000

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the forward copper price specified in the contract.

Forward sales contracts for US Dollars, all related to Huckleberry production, outstanding at March 31, 2010 are:

	US/CDN Dollar Exchange Rate	Forward Sales US Dollars
Contract Period		
2011	1.15	$6,750,000

(b) Transactions Subsequent to March 31, 2010

From April 1 to May 4, 2010 the Company purchased put options, sold call options and entered into forward sales to manage its exposure to changes in copper prices.

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*lbs of copper*	*lbs of copper*
2010	$3.00	$3.52	1,075,000	1,075,000
2011	$2.72	$4.78	6,117,000	6,117,000
2011	$3.00	-	3,527,000	-
2012	$2.70	$4.84	2,425,000	2,425,000
2012	$3.00	-	1,764,000	-

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the copper price specified in the put/call option contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

Forward sales contracts for copper, all related to Huckleberry production, are:

	Price US$/lb	Forward Sales
Contract Period		*lbs of copper*
2010	$3.28	1,075,000

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the forward copper price specified in the contract.

9. INCOME AND MINING TAXES (RECOVERY)

	Three Months Ended March 31	
	2010	2009
Current income and mining taxes	$6,460	$17,105
Future income and mining taxes	(3,021)	(19,280)
	$3,439	$(2,175)

The current income and mining tax expense for the three months ended March 31, 2010 of $6,460 (March 31, 2009- $17,105) is primarily due to a significant portion of the Company's taxable income from Mount Polley being generated in a partnership with a tax yearend that is not aligned with the tax yearend of the Company. As a result, the taxable income in the partnership is deferred into the subsequent calendar year and cash income taxes are recorded in the period the income becomes taxable for income tax purposes. Accordingly, current and deferred income and mining taxes have been accounted for based on this corporate structure. Included in current income and mining expense for the three months ended March 31, 2010 is $6,049 of current income taxes payable originating from Mount Polley taxable income in 2009 that was deferred to 2010.

10. NET CHANGE IN NON CASH OPERATING WORKING CAPITAL BALANCES

	Three Months Ended Mar 31	
	2010	2009
The net change in non cash operating working capital balances consists of:		
Accounts receivable	$(3,511)	$747
Taxes receivable	(1,974)	4,772
Inventory	5,589	(8,370)
Derivative instrument assets and margin call deposits	(1,699)	7,594
Accounts payable and accrued liabilities	976	(1,113)
Concentrate sales repayable	-	(30,470)
Taxes payable	1,090	10,089
Derivative instrument liabilities	2,282	(6,680)
	$2,753	$(23,431)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

11. LOSS PER SHARE

The following table sets out the computation of basic and diluted net income (loss), net of tax per common share:

	Three Months Ended Mar 31	
	2010	2009
Numerator:		
Net loss	$(2,489)	$(7,338)
Denominator:		
Basic weighted-average number of common shares outstanding	34,791,044	32,128,985
Effect of dilutive securities:	-	-
Stock options	-	-
Convertible debentures	-	-
Warrants	-	-
Diluted potential common shares	-	-
Diluted weighted-average number of common shares outstanding	34,791,044	21,128,985
Basic net loss per common share	$(0.07)	$(0.23)
Diluted net loss per common share	$(0.07)	$(0.23)

Excluded from the calculation of diluted net loss per common share for the three months ended March 31, 2010 were 2,039,167 shares (March 31, 2009–1,976,667 shares) related to stock options, nil shares (March 31, 2009–1,616,185 shares) related to the convertible debentures and nil shares (March 31, 2009–600,000) related to the warrants because their effect was anti-dilutive.

12. RELATED PARTY TRANSACTIONS

Related party transactions and balances with a company controlled by a significant shareholder and directors are as follows:

	March 31 2010	December 31 2009
Convertible debentures (at face value)	$ -	$9,750
During the March 31, 2010 quarter all the convertible debentures with a face value of $9,750 were converted into 1,127,166 common shares of the Company		

	Three Months Ended Mar 31	
	2010	2009
Interest expense on long term debt	$109	$146

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

13. SEGMENTED INFORMATION

	Three Months Ended March 31, 2010			
	Mount Polley	Huckleberry	Corporate	Total
Segmented Revenues	$47,471	$21,864	$184	$69,519
Less inter-segment revenues	(126)	-	(22)	(148)
Revenues from external sources	$47,345	$21,864	$162	$69,371
Income (loss) from operations	$6,445	$7,924	$(12,260)	$2,109
Depletion and depreciation	$5,390	$460	$128	$5,978
Capital Expenditures	$5,628	$606	$2,575	$8,809
Total Assets	$160,620	$74,076	$144,584	$379,280

	Three Months Ended March 31, 2009			
	Mount Polley	Huckleberry	Corporate	Total
Segmented Revenues	$22,297	$12,531	$223	$35,651
Less inter-segment revenues	(103)	-	(50)	(153)
Revenues	$22,194	$12,531	$173	$34,898
Income (loss) from operations	$575	$3,291	$(1,273)	$2,593
Depletion and depreciation	$3,805	$708	$76	$4,589
Capital Expenditures	$2,043	$1,787	$644	$4,474
Total Assets	$147,604	$65,234	$117,498	$330,336

	Three Months Ended Mar 31	
	2010	2009
Revenue by geographic area		
Japan	$45,676	$17,925
United States	23,313	16,543
Europe	-	203
Canada	382	227
	$69,371	$34,898

Revenues are attributed to geographic area based on country of customer.

In the three months ended March 31, 2010, the Company had three principal customers (March 31, 2009–three principal customers) with each customer accounting for 34%, 34% and 20% of revenues (March 31, 2009–47%, 9% and 22% of revenues).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

14. CONTINGENT LIABILITIES

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

In 2007 the Company acquired bcMetals Corporation ("bcMetals") which is a party to a number of legal actions and contingent liabilities pertaining to the Red Chris project. The principal action relates to American Bullion Minerals Ltd. ("ABML").

In 2006 two minority shareholders of ABML (the "Petitioners") commenced action against the Company and others seeking a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and asking that the minority shareholder's shares be purchased by the respondents. The Petitioners also sought to have their Petition certified as a class action proceeding. That request was denied by the Court in the first instance and is now under appeal.

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6
604.669.8959 *reception*
604.488.2657 *investor relations*

info@imperialmetals.com
www.imperialmetals.com

TSX:III

DIRECTORS
Brian Kynoch 3
Pierre Lebel, Chairman 1/2/3
Larry Moeller 1/2/3
Ted Muraro
Ed Yurkowski 1/2

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

MANAGEMENT
Brian Kynoch
President
Andre Deepwell
Chief Financial Officer & Corporate Secretary
Kelly Findlay
Treasurer
Byng Giraud
Vice President, Corporate Affairs
Gordon Keevil
Vice President, Corporate Development
Patrick McAndless
Vice President, Exploration
Don Parsons
Vice President, Operations

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

BANKERS
Bank of Montreal
Calgary, AB

LEGAL COUNSEL
Fasken Martineau DuMoulin LLP
Vancouver, BC

TRANSFER AGENT
Computershare Investor Services Inc.
Shareholder Services
800.564.6253
service@computershare.com
www.computershare.com

FOR SHAREHOLDER ENQUIRIES REGARDING:
: CHANGE OF ADDRESS
: REGISTRATION OF SHARES
: TRANSFER OF SHARES
: LOST SHARE CERTIFICATES
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